SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K/A

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 2000


                                       OR


[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from           to
                                        ----------   ----------

         Commission file number 33-94154

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Foamex L.P. 401(k) Savings Plan
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Foamex International Inc.
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000


                               Page 1 of 19 Pages

The undersigned registrant hereby amended its Annual Report on Form 11-K for the fiscal year ended December 31, 2000 in the following manner:

(i) by replacing the Consent of Independent Accountants that was inadvertently dated incorrectly.

The Annual Report on Form 11-K, as amended, is included below in its entirety.


                               Page 2 of 19 Pages

                              REQUIRED INFORMATION

The following financial statements for the Foamex L.P. 401(k) Savings Plan are being filed herewith:

Independent Auditors' Reports                                                                                   7

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                                9

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999      10

Notes to Financial Statements                                                                                  11

Supplemental Schedule:

         Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
                                       as of December 31, 2000                                                 17

The following exhibit is being filed herewith:

Exhibit No.                                                        Description
-----------                                                -----------------------------

      1                                                    Independent Auditors' Consent                       18

      2                                                    Consent of PricewaterhouseCoopers LLP               19

                               Page 3 of 19 Pages

                                   SIGNATURES




The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 FOAMEX L.P. 401(k) SAVINGS PLAN
                                 Name of Plan)




Dated: February 15, 2002         By:  /s/ James T. Van Horn
                                      ------------------------------------
                                      James T. Van Horn
                                      Executive Vice President - Human Resource



                               Page 4 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                 for the years ended December 31, 2000 and 1999
                            AND SUPPLEMENTAL SCHEDULE
                      for the year ended December 31, 2000


                               Page 5 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                               Page
Independent Auditors' Reports                                                                                   7

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                                9

Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2000 and 1999       10

Notes to Financial Statements                                                                                  11

Supplemental Schedule:

         Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
                                        as of December 31, 2000                                                17



                               Page 6 of 19 Pages

                          Independent Auditors' Report


To the Trustee and Participants of the
     Foamex L.P. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Foamex L.P. 401(k) Savings Plan (the "Plan") at December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respect, the net assets available for benefits of the Plan at December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP
-------------------------

Parsippany, New Jersey
September 21, 2001



                               Page 7 of 19 Pages

                        Report of Independent Accountants


To the Participants and Administrator of the Foamex L.P. 401(k) Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits for the Foamex L.P. 401(k) Savings Plan (the "Plan") at December 31, 1999, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion express above.


/s/ PricewaterhouseCoopers LLP
------------------------------

Philadelphia, Pennsylvania
May 26, 2000


                               Page 8 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                         December 31, 2000    December 31, 1999
                                         -----------------    -----------------
ASSETS:
Investments                                 $63,051,391           $69,857,364
   Participant loans receivable               4,399,098             3,194,918

Receivables:
   Employer contributions
     receivable                                 239,928               305,747

   Participant contributions
     receivable                                  67,437                     -
                                            -----------           -----------

   Total receivables                            307,365               305,747
                                            -----------           -----------

Total assets                                 67,757,854            73,358,029
                                            -----------           -----------

LIABILITIES:
Administrative expenses payable                 129,444               109,198
                                            -----------           -----------

Total liabilities                               129,444               109,198
                                            -----------           -----------

Net assets available for benefits           $67,628,410           $73,248,831
                                            ===========           ===========


               The accompanying notes are an integral part of the
                             financial statements.




                               Page 9 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                         December 31, 2000    December 31, 1999
                                         -----------------    -----------------
ADDITIONS:

Investment income:
   Interest and dividends                   $ 6,196,684           $ 4,629,694

   Net (depreciation)/appreciation
     in fair value of investments            (8,981,429)            4,387,267
                                            -----------           -----------

   Total investment income                   (2,784,745)            9,016,961
                                            -----------           -----------

Contributions:
   Participant contributions                  5,909,049             5,891,529

   Employer contributions                     1,093,095             1,082,458

   Rollover contributions                       166,716                98,274
                                            -----------           -----------

   Total contributions                        7,168,860             7,072,261
                                            -----------           -----------

  Total additions                             4,384,115            16,089,222
                                            -----------           -----------

DEDUCTIONS:

Deductions from net assets attributed to:
Benefits paid to participants                 9,441,820             9,646,577

Administrative expenses                         562,716               542,168
                                            -----------           -----------

  Total deductions                           10,004,536            10,188,745
                                            -----------           -----------

Transfer out to another plan                          -               175,834
                                            -----------           -----------

  Net (decrease)/increase                    (5,620,421)            5,724,643

Net assets available for benefits,
  beginning of year                          73,248,831            67,524,188
                                            -----------           -----------

Net assets available for benefits,
  end of year                               $67,628,410           $73,248,831
                                            ===========           ===========


               The accompanying notes are an integral part of the
                             financial statements.



                              Page 10 of 19 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     GENERAL

     The following description of the Foamex L.P. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is available to eligible employees of Foamex L.P. and Foamex Carpet Cushion, Inc. Eligible employees may enter the Plan on the first day of any month following thirty days from their date of hire. The Plan sponsor is Foamex L.P., which is an indirect majority-owned subsidiary of Foamex International Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     As of October 1, 2000, the Plan changed its Trustee/Custodian and Recordkeeper from Wilmington Trust Company and PricewaterhouseCoopers, respectively, to Fidelity Investments, who performs both functions. Participants were able to reallocate their funds after a blackout period. The investment choices in the Fidelity Investment program are: Institutional Investors' Stable Asset Fund, Janus Worldwide Fund, Foamex International Stock Fund, PIMCO Total Return Fund Administrative Class Shares, MAS Mid Cap Growth Portfolio Advisor Class Shares, Fidelity Growth Company Fund, Fidelity Balanced Fund, Fidelity Low Priced Stock Fund, Fidelity Equity-Income II Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund, Spartan U.S. Equity Index Fund, Fund, Fidelity Retirement Money Market. All other aspects of the Plan, except as described in the Notes herein, remain the same.

     CONTRIBUTIONS

     Participants may contribute up to 20% of their compensation, as defined, to the Plan subject to limitations of the Internal Revenue Code. Participants may also rollover distributions from other qualified plans. The employer makes a quarterly matching contribution of $.25 for each $1 contributed by the employee, up to the first 4% of compensation. Participants employed by the employer on the last day of the quarter are eligible to receive the Company Match. The employer is required to make an additional quarterly contribution (the "Additional Contribution") of $.25 on eligible compensation contributed to the Foamex Stock Fund. Participant accounts are charged with an allocation of administrative expenses.

     VESTING

     Non-union and some union participants are vested immediately in their contributions and the employer matching contributions plus actual earnings thereon. Some participants who are members of collective bargaining unions are vested in the employer matching contributions after five years of service. Forfeitures are used to reduce future employer matching contributions. There were forfeitures of $4,116 during 2000 and $1,100 during 1999.

     PAYMENT OF BENEFITS

     Upon termination of employment, a participant (or their beneficiary) will receive a lump-sum amount equal to the value of their account, if the value of their account is less than $5,000. An election to defer the distribution until a later date (but no later than age 70 1/2 unless the participant remains an active employee) can be made for those participants whose account balance exceeds $5,000. Participants who were members of the former General Felt Industries, Inc. defined contribution plan may elect to receive their distributions upon termination in equal monthly installments over a period of time not to exceed the life expectancy of the participant or their beneficiary.

     PARTICIPANT LOANS

     Under certain circumstances, participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have two loans outstanding at a time. The loans mature from one to five years or up to 15 years if used for the purchase of a primary residence. The loans are


                              Page 11 of 19 Pages

                        FOAMEX L.P. 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN (continued)

collateralized by the balance in the participant's account and bear interest at an annual rate of prime, as defined, plus 1% as determined monthly.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

     INVESTMENT

     A separate account is maintained for each participant. Investment income of each fund is allocated to a participant's account based on the ratio of the participant's balance of the fund to all participating accounts of the fund. Plan investments, directed by the participants, are maintained in the sixteen funds and participant loans described below (fund descriptions are from fund brochures and other Plan documents):

     Institutional Investors' Stable Asset Fund - A fund that seeks to provide investors with a consistent rate of return while preserving capital and avoiding market risk. It is a tax-exempt collective investment fund that includes investments in investment contracts issued by insurance companies, banks, and other financial institutions, as well as cash and cash equivalents.

     Fidelity  Puritan  Fund  -  A  fund  that  seeks  income   consistent  with
preservation of capital. The fund invests in a diversified array of high yielding securities such as common stocks, preferred stocks, and bonds and may also purchase foreign securities, zero-coupon bonds and indexed securities. The relative holdings vary in response to changing market conditions.

     Vanguard Windsor Fund - A fund that seeks long-term growth of capital and income; current income is secondary. The fund invests primarily in equity securities selected on the basis of fundamental value.

     Neuberger & Berman Guardian Fund - A fund that seeks capital appreciation as its primary objective; current income is secondary. The fund invests mostly in common stocks of well-established companies using a value-oriented approach. The fund may also invest in foreign securities and American Depository Receipts.

     Janus Worldwide Fund - A fund that seeks long-term growth of capital consistent with the preservation of capital. The fund invests nearly all of its assets in the common stocks of foreign and domestic issuers. The fund usually invests in approximately five countries, although it is permitted to invest in fewer than five and may engage in futures and options strategies.

     Foamex International Stock Fund - A non-diversified stock fund that invests solely in Foamex International Inc. common stock. All such shares are purchased on the open market. In addition, the fund invests approximately 2% of its balance in money market instruments that allows the fund to handle exchanges, withdrawals, loans and disbursements.

     Vanguard Index 500 Fund - A fund that seeks long-term growth of capital and
income  from   dividends.   The  fund  invests   mostly  in  common   stocks  of
well-established companies using an indexed approach.

     Pimco Total Return Fund Administrative Class Shares - A fund that seeks to provide high total return that exceeds general bond market indices. The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years), investments may also include short and long maturity bonds.

     Mas Mid Cap Growth Portfolio Advisor Class Shares - A fund that seeks to increase the value of your investment over the long term through capital growth. The fund invests mostly in common stocks of small to mid-sized companies that are growing rapidly and are expected to continue to grow and perform well. By investing in these companies at an early stage of their development, investors can try for potential long-term growth. Share price and return will vary.


                              Page 12 of 19 Pages

                        FOAMEX L.P. 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN (continued)

     Fidelity Growth Company Fund - A fund that seeks capital appreciation. Invests primarily in common stocks of domestic and foreign issuers that FMR believes have above-average growth potential. Growth may be measured by factors such as earnings or revenue.

     Fidelity Balanced Fund - A fund that seeks income and capital growth consistent with reasonable risk. The fund invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment-grade debt securities (those of medium or high quality) when its outlook is neutral. The fund invests at least 25% of total assets in fixed-income senior securities (including investment-grade debt securities and preferred stock).

     Fidelity Low-Priced Stock Fund - A fund that seeks capital appreciation. The fund normally invests at least 65% of total assets in low-priced common stock ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies.

     Fidelity Equity-Income II Fund - A fund that seeks reasonable income. The fund also considers the potential for capital appreciation. The fund looks for a yield that exceeds the composite yield on the securities comprising the S&P 500(R). The fund normally invests at least 65% of total assets in income-producing equity securities. The fund potentially invests in other types of equity securities and debt securities including lower quality debt securities.

     Fidelity Freedom 2000 Fund - A fund that seeks high total return. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a moderate asset allocation strategy that is conservative as Freedom 2000 has reached its target retirement date. The fund is targeted to investors expected to retire around the year 2000.

     Fidelity Freedom 2010 Fund - A fund that seeks high total return. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2010 approaches its target retirement date. The fund is targeted to investors expected to retire around the year 2010.

     Fidelity Freedom 2020 Fund - A fund that seeks high total return. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2020 approaches its target retirement date. The fund is targeted to investors expected to retire around the year 2020.

     Fidelity Freedom 2030 Fund - A fund that seeks high total return. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2030 approaches its target retirement date. The fund is targeted to investors expected to retire around the year 2030.

     Fidelity Freedom 2040 Fund - A fund that seeks high total return. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes increasingly conservative as Freedom 2040 approaches its target retirement date. The fund is targeted to investors expected to retire around the year 2040.

     Spartan U.S. Equity Index Fund - A fund that seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stock publicly traded in the United States. The fund invests at least 80% of assets in common stocks included in the S&P 500(R), which broadly represents the performance of common stocks publicly traded in the United States. The fund may also lend securities to earn income for the fund. Statistical sampling techniques based on such factors as capitalization, industry exposure, dividend yield, price/earnings ratio, price/book ratio, and earnings growth are used in selecting investments for the fund.

     Fidelity Retirement Money Market Portfolio - This money market mutual fund is designed to provide consistent and relatively predicable rates of return over time while preserving capital and minimizing risk.


                              Page 13 of 19 Pages

                        FOAMEX L.P. 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN (continued)

     The Plan provides for various investment options in mutual funds, which invest in any combination of stocks, bonds, fixed income securities, other mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - From January 1, 2000 to September 30, 2000, the Plan maintained a contract with The Wilmington Trust Company, the Plan trustee/custodian, which provided for investment of contributions, at the participants' direction, in various separate investment mutual funds and the Foamex International Stock Fund. From October 1, 2000 to December 31, 2000, Fidelity Investments performed the function of trustee/custodian. Participant loans are stated at fair value. The Plan's remaining investments are stated at fair value as determined by published market quotes as of the date of valuation, with the exception of the Plan's investment in an investment contract with Morley Capital Management, which is stated at contract value (See Note 4).

     Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     ADMINISTRATIVE   EXPENSES  -   Administrative   expenses,   which  includes
recordkeeping, trustee, legal, and consulting fees, were paid by the Plan for 2000 and 1999.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the net unrealized appreciation (depreciation) of the Plan's investments.

     PAYMENT OF BENEFITS - Benefit payments are recorded when paid.


                              Page 14 of 19 Pages

                        FOAMEX L.P. 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

3.   INVESTMENTS

     The Plan's investments at December 31, 2000 and 1999 are as follows:

                                                                     2000             1999
                                                                  -----------     -----------
     Institutional Investors' Stable Asset Fund                   $13,880,076     $15,437,054
     Fidelity Puritan Fund *                                                -       5,628,263
     Vanguard Windsor Fund                                                  -      16,970,875
     Neuberger & Berman Guardian Fund                                       -       7,168,726
     Janus Worldwide Fund                                          10,961,600      12,992,137
     Foamex International Stock Fund *                              5,470,316       6,497,552
     Vanguard Index 500 Fund                                                -       4,586,282
     PIMCO Total Return Fund Administrative Class Shares              167,053               -
     MAS Mid Cap Growth Portfolio Advisor Class Shares                519,656               -
     Fidelity Growth Company Fund *                                   447,533               -
     Fidelity Balanced Fund *                                       4,867,318               -
     Fidelity Low Priced Stock Fund *                                  85,857               -
     Fidelity Equity-Income II Fund *                              21,625,323               -
     Fidelity Freedom 2000 Fund *                                       2,138               -
     Fidelity Freedom 2010 Fund *                                      74,851               -
     Fidelity Freedom 2020 Fund *                                     139,919               -
     Fidelity Freedom 2030 Fund *                                      35,402               -
     Fidelity Retire Money Market *                                   252,942               -
     Fidelity Freedom 2040 Fund                                         7,952               -
     Spartan U.S. Equity Index Fund                                 4,513,455               -
     Participant Loans                                              4,399,098       3,194,918
     Cash                                                                   -         576,475
                                                                  -----------     -----------

         Total                                                    $67,450,489     $73,052,282
                                                                  ===========     ===========

     * Party in Interest

     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value as follows:

                                              2000               1999
                                          ------------        ----------
     Mutual Funds                         $(7,083,913)        $4,313,934
     Collective Funds                         714,704            904,317
     Common Stock                          (2,612,220)          (830,984)
                                          -----------         ----------
                                          $(8,981,429)        $4,387,267
                                          ===========         ==========

4.   INVESTMENT CONTRACT WITH MORLEY CAPITAL MANAGEMENT, INC.

     During  2000  and  1999,  the  Plan  was a party  to a  benefit  responsive investment contract with Morley Capital Management, Inc. ("Morley"). Morley maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawal and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Morley. Contract value represents contributions made under the contract, plus earnings, less participant withdraw's and administrative expenses. Participants may ordinarily direct the withdrawal or transfer all or a portion of the investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6.34% and 6.33% for 2000 and 1999, respectively.


                              Page 15 of 19 Pages

                        FOAMEX L.P. 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS

5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5000:

                                                                         2000                 1999
                                                                     -----------          -----------
Net assets available for benefits per the financial statements       $67,628,410          $73,248,831
Amounts allocated to withdrawing participants                                  -             (252,232)
                                                                     -----------          -----------
Net assets available for benefits per the Form 5500                  $67,628,410          $72,996,599
                                                                     ===========          ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                         2000                 1999
                                                                     -----------          -----------
Benefits paid to participants per the financial statements            $9,441,820           $9,646,577
Add:  Amounts allocated to withdrawing participants - current year             -              252,232
Less:  Amounts allocated to withdrawing participants - prior year        252,232                    -
                                                                      ----------           ----------
Benefits paid to participants per the Form 5500                       $9,189,588           $9,898,809
                                                                      ==========           ==========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service, for the period October 1, 2000 through December 31, 2000, amounted to $87,039.

7.   INCOME TAX STATUS

     On August 12, 1998, the Internal Revenue Service issued a determination letter that the Plan meets the requirements of Section 401 of the Internal Revenue Code (the "Code") and is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended (see Note 1) since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the Code.


                              Page 16 of 19 Pages

                                                   SCHEDULE H, PART IV, ITEM 4i

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 2000

Party-in                                                               Fair
Interest   Description of Investment                                   Value
--------   -------------------------                                -----------
  N/A      Institutional Investors' Stable Asset Fund               $13,880,076

  N/A      Janus Worldwide Fund                                      10,961,600

  *        Foamex International Stock Fund                            5,470,316

  N/A      PIMCO Total Return Fund Administrative Class Shares          167,053

  N/A      MAS Mid Cap Growth Portfolio Advisor Class Shares            519,656

  *        Fidelity Growth Company Fund                                 447,533

  *        Fidelity Balanced Fund                                     4,867,318

  *        Fidelity Low Priced Stock Fund                                85,857

  *        Fidelity Equity-Income II Fund                            21,625,323

  *        Fidelity Freedom 2000 Fund                                     2,138

  *        Fidelity Freedom 2010 Fund                                    74,851

  *        Fidelity Freedom 2020 Fund                                   139,919

  *        Fidelity Freedom 2030 Fund                                    35,402

  *        Fidelity Retire Money Market                                 252,942

  *        Fidelity Freedom 2040 Fund                                     7,952

  N/A      Spartan U.S. Equity Index Fund                             4,513,455

  N/A      Participant loans, maturing through 2014 at an annual
           interest rate of prime plus 2% or prime plus 1%.  During
           2000, interest rates ranged from 9.50% to 10.50%           4,399,098
                                                                    -----------

       Total investments                                            $67,450,489
                                                                    ===========

  *    Party-in interest investment


                              Page 17 of 19 Pages

                          INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Number 33-94154, of Foamex International Inc. on Form S-8 of our report dated September 21, 2001 appearing in this Annual Report on Form 11-K relating to the financial statements and schedule of the Foamex L.P. 401(k) Savings Plan for the year ended December 31, 2000.


/s/ Deloitte & Touche LLP
-------------------------

Parsippany, New Jersey
January 7, 2002


                              Page 18 of 19 Pages

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-94154) of Foamex International Inc. of our report dated May 26, 2000 relating to the financial statements of the Foamex L.P. 401(k) Savings Plan, which appears in this Form 11-K.



/s/ PricewaterhouseCoopers LLP
------------------------------

Philadelphia, Pennsylvania
February 14, 2002

                              Page 19 of 19 Pages